

Cleantech Law Partners, PC
548 Market Street, Suite 59966
San Francisco, CA 94104
www.cleantechlaw.com
866.233.8064

November 30, 2023

<u>**EX-99.34 OPIN COUNSL**</u>

To: SEC

GridShare LLC is no longer operating as a reg crowdfunding platform platform since 2019 and should be permitted to withdraw from SEC and FINRA.

Regards,

_____

Jack Jacobs